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September 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick and Geoffrey Kruczek

Re:	Terran Orbital Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on September 9, 2024
File No. 001-40170

Dear Ms. O’Shanick and Mr. Kruczek:

On behalf of Terran Orbital Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated September 19, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced preliminary proxy statement (the “Preliminary Proxy”).

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to the Preliminary Proxy, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Preliminary Proxy. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Preliminary Proxy Statement on Schedule 14A filed September 9, 2024

General

1.
Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to this transaction. Include in your analysis whether Lockheed Martin Corporation is your “affiliate.” In this regard, we note your disclosures on pages 46, 47 and 105 that Lockheed Martin indicated it would not consent to certain alternative financing alternatives, the terms of the strategic cooperation agreement with Lockheed and that Lockheed beneficially owns 27.7% of your common stock. We also note from your Annual Report on Form 10-K for the fiscal year ended December 31, 2023 that Lockheed represented approximately 81% of your consolidated revenues and that you owed $25 million in long-term debt to Lockheed for the period. Address the mechanisms by which control may exercised individually and in the aggregate.

After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Division’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“C&DI”) and the Interpretative Release Relating to Going Private Transactions Under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Company determined,

U.S. Securities and Exchange Commission September 23, 2024 Page 2

and respectfully submits to the Staff, that the proposed transaction among Lockheed Martin Corporation (“Lockheed Martin”), Tholian Merger Sub, Inc. (“Merger Sub”) and the Company (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. Specifically, the Company has determined that (1) none of Lockheed Martin or Merger Sub is an affiliate of the Company, (2) the Company’s named executive officers and other executive officers (collectively, the “Management Parties”) are not “engaged in” the transaction and are not affiliates of Lockheed Martin or Merger Sub who exerted control or influence on the transaction process and (3) the Merger does not raise the concerns that Rule 13e-3 was intended to address because the Merger resulted from arm’s-length negotiations with Lockheed Martin, in a process led by the board of directors of the Company (the “Board”) (in consultation with its financial advisor and outside legal counsel), and is subject to approval by the Company’s stockholders at a stockholder meeting in which the Management Parties beneficially own, collectively, approximately 10% of the Company’s voting securities. The Company’s analysis is more fully described below.

A “Rule 13e-3 transaction” includes (i) a “purchase of any equity security by … an affiliate of such issuer” or (ii) “a solicitation … of any proxy… [of] any equity security holder by the issuer … or by an affiliate of such issuer, in connection with: a merger … of an issuer or between an issuer (or its subsidiaries) and its affiliate,” that has a reasonable likelihood of causing the delisting of the issuer’s equity securities. Because the transaction involves the solicitation of proxies in connection with a merger that would result in a purchase of equity securities of an issuer and a delisting of such issuer’s equity securities, our Rule 13e-3 transaction analysis focuses on (a) whether Lockheed Martin or Merger Sub is an affiliate of the Company, (b) whether the Management Parties are affiliates engaged in the transaction and (c) whether Rule 13e-3 was intended to address the type of transaction at issue, under Rule 13e-3 and the SEC’s guidance.

A. None of Lockheed Martin or Merger Sub is an Affiliate of the Company

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Exchange Act Rule 12b-2 defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances. The Division of Corporation Finance has “historically declined to express any view on the affiliation of any person to an issuer of securities on the ground that the question is a matter of fact best determined by the parties and their advisors.” First Gen’l Resources Co., SEC No-Action Letter (Aug. 23, 1988). The Company, Lockheed Martin, and Merger Sub have determined that neither Lockheed Martin nor Merger Sub is an affiliate of the Company because neither can direct or cause the direction of the Company’s management and policies, whether through the ownership of voting securities, by contract, or otherwise.

Beneficial ownership as calculated for the reporting purposes of Exchange Act Rule 13d-3, such as Lockheed Martin’s beneficial ownership percentage as disclosed on page 105 of the Preliminary Proxy, is not an appropriate means of determining actual voting and dispositive power in this case. Lockheed Martin holds actual voting and dispositive power over only approximately 6.6% of the Company’s outstanding shares of common stock. The remainder of the 27.7% aggregate beneficial ownership disclosed in the Preliminary Proxy has no impact on control of the Company as it is comprised entirely of securities that (i) carry no voting power until exercised or converted into common stock and (ii) have exercise or conversion

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prices well in excess of the market price of the Company’s common stock. There is no economic justification for Lockheed Martin to exercise or convert these securities. Specifically, the securities comprise underwater warrants issued by the Company to Lockheed Martin on March 25, 2022 and October 31, 2022 with exercise prices of $10.00 and $2.898, respectively, and convertible notes issued by the Company to Lockheed Martin on October 31, 2022 with a conversion price of $2.898, which prices represent 40, 11.6 and 11.6 times the price negotiated by Lockheed Martin and the Company following an extensive process for the sale of the Company. These exercise or conversion prices are significantly higher than the market price of the Company’s common stock at any time in the last year. Despite these facts, because these instruments are theoretically, if not practically, currently exercisable or convertible, the provisions of Exchange Act Rule 13d-3 require these deep out of the money securities to be included in beneficial ownership calculations by Lockheed Martin and the Company. Lockheed Martin’s actual voting and dispositive power over the Company’s outstanding voting securities is well below the 10% threshold often seen to merit additional scrutiny of whether a person is an affiliate. When considering actual voting power as compared to other holders, Lockheed Martin is not even the largest holder of the Company’s outstanding common stock. Its holdings are less than the 7.1% owned by Sophis Investments (“Sophis”) as reflected in the Schedule 13D/A filed by Sophis on September 4, 2024. Lockheed Martin simply does not have the ability to control the Company through the ownership of voting securities.

Although Lockheed Martin’s role as one of multiple lenders to the Company carries with it certain customary contractual rights through affirmative and negative covenants, such rights do not convey the right to control management within the meaning of Exchange Act Rule 12b-2. Management retains the ability to manage the day-to-day business, set policy, and determine its own actions subject to compliance with the covenants, or if the actions do not comply, by seeking consent to a waiver or modification of those covenants, as was the case in the circumstances cited by the Staff in the Comment Letter, or even by violating the terms of the covenants. In addition, such covenants are customary in lending transactions – other Company lenders also have consent rights – and not so significant as to require the Company to consider them on an ongoing basis in the ordinary course. The negotiated consent rights that Lockheed Martin has with respect to capital raising transactions are subject to numerous limitations, exceptions, and qualifications, and the Company was able to pursue alternative capital raising transactions, including certain equity issuances and transactions for indebtedness, that would not have required the consent of the existing senior secured lenders (including Lockheed Martin). This includes among other things permission to raise money under the Company’s existing at-the-market offering facility and to implement a revolving credit or working capital facility without the consent of such lenders. The Company has in the past secured permitted alternative capital without the need for lender consent, but the financings being considered that were cited by the SEC fell within the types that required consent. For example, as noted on page 40 of the Preliminary Proxy, the “Proposed Working Capital Facility” cited by the Staff as an example was structured as a term loan rather than a revolving credit or working capital facility, and in addition, the proposed terms of the new loan would have allowed the new lender to have a priming lien in certain current assets of the Company, senior in priority to the security interests of the existing senior secured lenders. As Lockheed Martin clarified to the Company at the time it made its objection and later, in objecting to the “Proposed Working Capital Facility”, it was not objecting broadly to any equity issuance, but was objecting on a narrow basis regarding the structure and priority of the proposed loan. Relatedly, although control may be evidenced where a company is over-leveraged and indebted primarily to a single person or company, the Company’s other existing senior secured lenders each hold a greater portion of the Company’s first lien secured debt (which is the debt issued in 2021 and maturing in April 2026) than that held by Lockheed

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Martin. Consequentially, Lockheed Martin does not control the Company by virtue of its contractual consent rights or otherwise as a creditor of the Company.

The percentage of the Company’s revenues that are derived from Lockheed Martin also does not indicate an ability of Lockheed Martin to control the Company. As indicated in the Preliminary Proxy, including on pages 38 and 43, throughout 2024 the Company continued to consider itself reliant on Rivada for its liquidity needs, so much so that in the days before it signed the merger agreement, it viewed a request for a Rivada milestone payment a “last option” in lieu of a sale of the Company or bankruptcy, notwithstanding that other revenues would continue to come in from Lockheed Martin. In addition, the Company’s commercial relationship with Lockheed Martin is one of mutual benefit to the companies, and importantly, the parties’ commercial relationship is conducted at arm’s length and the terms of the strategic cooperation agreement between the parties are the terms of a collaborative commercial relationship that were negotiated at arm’s length. Although there are provisions in the strategic cooperation agreement that prioritize the Company’s relationship with Lockheed Martin in certain ways, a grant of specified commercial priority is not the same as control over a Company’s management and policies. None of the rights Lockheed Martin has as part of the strategic cooperation agreement or otherwise prevented the Company from entering into the relationship (based on revenues) with Rivada, which had it played out as anticipated at the time of contracting would have created a larger customer relationship with Rivada than the one the Company has with Lockheed Martin. As a result, Lockheed Martin does not control the Company by virtue of accounting for a significant portion of the Company’s revenues.

The remainder of the record of the relationship and interaction between the Company and Lockheed Martin also demonstrates that Lockheed Martin has not controlled and does not control the Company or its management and policies. Lockheed Martin has no representatives on the Board, and no Company officers are affiliated with Lockheed Martin. There are no familial or substantial personal relationships as between Lockheed Martin and the Company or its Board or management. Although Lockheed Martin has a Board observer, that Board observer has acted as a silent observer, has no voting rights, and was recused from all portions of Board meetings in which any Lockheed Martin or third-party acquisition plans were discussed. Although Lockheed Martin has a contractual Board designee or nominee right under certain circumstances pursuant to the strategic cooperation agreement between Lockheed Martin and the Company, it is a limited right that does not give Lockheed Martin the ability to control the Company. Lockheed Martin’s right is not automatic, as it requires a vacancy in a particular class of directors or that such class is up for election and stockholders actually vote to elect the nominee. Lockheed Martin has no intention to exercise this right. Even if it were to do so, the ability to nominate or appoint one director among several would not enable Lockheed Martin to control the Board or its decisions, and the actions of any Lockheed Martin designee and of all other directors demands faithful disposition of each director’s fiduciary duties to the Company. Finally, Lockheed Martin does not have the ability to control proxy machinery or to secure sufficient proxies to direct the Company’s management and policies, or to ensure that the Merger is approved.

Individually and in the aggregate, the facts relating to Lockheed Martin’s relationship with the Company show that Lockheed Martin is not an affiliate of the Company. Lockheed Martin simply does not have the power to direct or cause the direction of the Company’s management and policies, whether through the ownership of voting securities, by contract, or otherwise.

Merger Sub beneficially owns no Company voting securities, is not party to any contracts with the Company other than in connection with the Merger, and otherwise has no relationship with the Company

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other than indirectly in its capacity as a wholly owned subsidiary of Lockheed Martin formed solely for purposes of effecting the Merger. Therefore, Merger Sub cannot direct or cause the direction of the Company’s management and policies and is not an affiliate of the Company.

B. The Management Parties are not “Engaged In” the Transaction

According to C&DI Section 201.05, the Staff considers the Management Parties to be affiliates of the Company and that, “depending of the facts and circumstances of the transaction,” the Management Parties “might” also be deemed to be “engaged in” the transaction. However, as discussed in more detail below, the Management Parties are not “engaged in” the transaction and are not affiliates of Lockheed Martin or Merger Sub and, therefore, are not subject to Rule 13e-3.

C&DI Section 201.01 provides that continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis. Factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” In addition, C&DI Section 201.05 provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).” The Company respectfully submits that none of the foregoing factors is applicable to the Merger or would suggest the Management Parties are “engaged in” the transaction or are affiliates of Lockheed Martin or Merger Sub.

Other than as described under the section of the Preliminary Proxy entitled “The Merger—Interests of Company Directors and Executive Officers in the Merger—Retention Bonuses,” there are no formal or informal agreements, arrangements or understandings among the Management Parties, on the one hand, and Lockheed Martin or Merger Sub (or their respective affiliates), on the other hand, with respect to post-closing employment or compensation, incentive or equity arrangements for the Management Parties, including no employment agreements, offer letters or term sheets with respect to the foregoing. Lockheed Martin and Merger Sub have advised the Company in connection with this submission that no such agreements, arrangements or understandings have been made following the signing of the merger agreement. The employee retention agreements described under the section of the Preliminary Proxy entitled “The Merger—Interests of Company Directors and Executive Officers in the Merger—Retention Bonuses,” are with three senior vice presidents of the Company, and solely provide for the payment of retention bonuses in the event these senior vice presidents remain actively employed with the Company until the first anniversary of the Merger closing, devote their full effort and diligence to the operation and successfully perform their duties during such time, and agree to certain post-employment covenants. Since these officers are employed at a senior vice president level at the Company (which will be a subsidiary of Lockheed Martin port Merger closing) and will not be employed as executive officers or have board seats at Lockheed Martin, they will not possess, directly or indirectly, the power to direct or cause the direction of the management and policies of Lockheed Martin.

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The Management Parties collectively hold beneficial ownership of approximately 10% of the Company’s common stock (the only class of outstanding voting securities of the Company). Like all other stockholders, the Management Parties will receive $0.25 per share as cash consideration in the Merger for all of their shares of Company common stock.

Similarly, as described under the section of the Preliminary Proxy entitled “The Merger Agreement (Proposal 1)— Treatment of Company Equity and Equity-Based Awards,” the Management Parties’ equity awards outstanding as of the closing of the Merger will be converted into cash consideration at the closing of the Merger, subject to the terms and conditions described in the merger agreement. There have been no discussions to date among the Management Parties, on the one hand, and Lockheed Martin or Merger Sub, or their affiliates, on the other hand, with respect to “rollover” or similar arrangements with respect to any equity securities of the Company held by the Management Parties. Also, except for one executive officer holding fewer than 500 shares of common stock of Lockheed Martin, none of the Management Parties currently has an equity interest in Lockheed Martin or Merger Sub.

None of the Management Parties are directors, managers, employees or otherwise affiliated with Lockheed Martin or Merger Sub, and the Company does not expect that the Management Parties will occupy seats on the board of directors of Lockheed Martin following the Merger, or otherwise be in a position to control the Lockheed Martin or the surviving corporation following the Merger. No such arrangements have been discussed with Lockheed Martin, and the merger agreement does not provide for any such arrangements.

In connection with the execution of the merger agreement, and as a condition to Lockheed Martin’s willingness to enter into the merger agreement, each of the Company’s Chief Executive Officer and the Vice Chairman of the Board entered into voting and support agreements, pursuant to which each agreed, among other things, to vote the shares of Company common stock beneficially owned by him in favor of the merger agreement proposal, and any proposal to adjourn or postpone the special meeting if there are not sufficient votes for approval of the merger agreement proposal at the special meeting, subject to the terms and conditions of such voting and support agreement. By its terms, each of the voting and support agreements will terminate upon the termination of the merger agreement in accordance with its terms, including by the Company in order to enter into an alternative acquisition agreement to accept a superior proposal. The voting and support agreements are similar to a customary voting agreement often requested by acquirors from stockholders of parties to mergers and acquisitions transactions.

In sum, there is no reason to believe that the Management Parties would be in a position to “control” Lockheed Martin or the surviving corporation within the meaning of Exchange Act Rule 12b-2 and none of the factors enumerated in C&DI Section 201.01 or C&DI Section 201.05 would suggest in this instance that the Management Parties are “engaged in” the transaction or are affiliates of Lockheed Martin or Merger Sub.

C. The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, the Company believes that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate, as none of Lockheed Martin or Merger Sub nor the Management Parties were on “both sides” of the transaction based on the facts and circumstances of the transaction.

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It is the Company’s understanding that the SEC adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction. In the SEC’s Interpretative Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the interests of the issuer’s unaffiliated security holders.

As described under the section of the Proxy Statement entitled “The Merger Agreement (Proposal 1)—Background of the Merger,” the transaction process leading up to the Merger was overseen by, and the Merger was unanimously approved by, the Board (all but two of whom is an independent director and none of whom have connections to, or an affiliation with, Lockheed Martin or Merger Sub) after consulting with its financial advisor and outside legal counsel. The Board (advised by its financial advisor and outside legal counsel) carefully considered and engaged in arm’s-length negotiations with representatives of Lockheed Martin in respect of the Merger. The entirety of the process shows that Lockheed Martin did not control the Company’s independent evaluation and negotiation of the Merger or its consideration of the Lockheed Martin March Offer and other strategic alternatives.

At the outset of the process, the Company formed an independent special committee to evaluate strategic alternatives and the Company invited bids from third parties. As disclosed on page 35 of the Preliminary Proxy, the Company’s outside transaction advisor contacted 81 parties concerning an acquisition of the Company or an alternative strategic transaction. Lockheed Martin was merely one of these 81 parties and did not have any insight into or control over the Company’s outreach. In addition, Lockheed Martin was but one of several parties that signed a nondisclosure agreement in connection with a potential transaction. The Lockheed Martin March Offer was not met with immediate approval as might be expected in an affiliate situation where a party could design the transaction to accommodate its interests; rather, as disclosed on page 36 of the Preliminary Proxy, the Company responded by implementing a shareholder rights plan to provide for additional control over the Company’s potential sale process and ensure the preservation of the Company’s long-term value for its stockholders. The Board and its special committee thereafter met numerous times to consider and formulate the Company’s plans with respect to the Lockheed Martin March Offer and the Company’s own subsequent proposal after Lockheed Martin withdrew the Lockheed Martin March Offer due to a lack of progress on that offer. When conversations and negotiations leading up to the eventual signing of the merger agreement were restarted, they were again conducted at arm’s length. Even after the merger agreement was executed, as described on page 44 of the Preliminary Proxy, the Company and its advisors reached out to 79 potential bidders as part of its exercise of go-shop provision in the agreement in order to continue to evaluate potential alternatives.

Further, the holders of a majority of the shares of outstanding Company common stock must adopt the merger agreement as a condition to consummating the Merger. The Interpretative Release indicates that going-private transactions may have a “coercive effect,” because the “requirement [to obtain the vote of security holders] frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” In this case, however, the Management Parties collectively hold beneficial ownership of approximately 10% of Company common stock (the only class of voting securities outstanding). Only one executive officer (the Chief Executive Officer) holding beneficial ownership of 7.6% of Company common stock entered into a voting and support agreement. As discussed above, Lockheed Martin holds actual voting and dispositive power over only approximately 6.6% of

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outstanding Company common stock. As a result, under these circumstances, there is no “coercive effect” that Exchange Act Rule 13e-3 was intended to address.

In addition, as noted above, there have been no discussions to date among the Management Parties, on the one hand, and Lockheed Martin or Merger Sub (or their affiliates), on the other hand, with respect to “rollover” or similar arrangements with respect to any equity securities of the Company held by the Management Parties. Also, except for one executive officer holding fewer than 500 shares of common stock of Lockheed Martin, none of the Management Parties currently has an equity interest in Lockheed Martin or Merger Sub. Further, no Management Parties serve, and the Company does not expect that the Management Parties will serve, on Lockheed Martin’s board of directors or otherwise be in a position to control Lockheed Martin or the surviving corporation following the Merger.

In short, as a result of the above factors and the lack of other relevant connections between Lockheed Martin or Merger Sub, on the one hand, and the Management Parties, on the other hand, the Company believes that the present circumstances are not ones in which management is “standing on both sides of the transaction.” (Release No. 34-17719).

Conclusion

The Company respectfully advises you that the Merger is not a going private transaction between the Company and an affiliate of the Company. None of Lockheed Martin or Merger Sub is an affiliate of the Company, and the Management Parties are not engaged in the Merger. Accordingly, Exchange Act Rule 13e-3 does not apply to the transaction.

* * * * *

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Please do not hesitate to contact me at (212) 872-8115, or Jonathan Pavlich at (212) 872-8013, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Rosa A. Testani

Rosa A. Testani

cc: Terran Orbital Corporation

Marc Bell

James Black

Akin Gump Strauss Hauer & Feld LLP

Jonathan Pavlich

Hogan Lovells US LLP

Richard Aftanas

Elizabeth M. Donley